Free Writing Prospectus (To the Preliminary Prospectus Supplement dated May 12, 2014)	Filed pursuant to Rule 433 under the Securities Act Registration Nos. 333-195864 and 333-195864-01

$525,000,000 5.50% Senior Notes due 2024

Term Sheet

May 12, 2014

Issuers:	Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.

Principal Amount:	$525,000,000

Title of Securities:	5.50% Senior Notes due 2024

Maturity:	June 1, 2024

Offering Price:	100.000%

Coupon	5.50%

Yield to Maturity:	5.50%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2014

Record Dates:	May 15 and November 15

Optional Redemption:

Make-whole call at T+ 50 bps at any time prior to June 1, 2019.

On or after June 1, 2019, at the prices set forth below beginning on June 1 of the years set forth below, plus accrued and unpaid interest:

Year	Price
2019	102.750%
2020	101.833%
2021	100.917%
2022 and thereafter	100.000%

Equity Clawback:	Up to 35% at 105.500% prior to June 1, 2017

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBS Securities Inc.

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Trade Date:	May 12, 2014

Settlement Date:	May 27, 2014 (T+10)

Distribution:	Registered Offering

Use of Proceeds:	The net proceeds, after deducting underwriting discounts, commissions and estimated offering expenses, to us from the sale of the notes offered hereby will be approximately $516.6 million, which we will use to repurchase our outstanding 7.50% Senior Notes due 2018 (the “2018 Notes”) in a cash tender offer, together with cash on hand. To the extent the net proceeds of this offering exceed the purchase price for the amount of 2018 Notes tendered in the tender offer, we intend to use the balance for general partnership purposes.

CUSIP Number:	864486 AH8

ISIN Number:	US864486AH86

The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuers or any underwriter will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 800-326-5897.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the issuers and the notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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